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LEHMAN BROTHERS

September 15, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Hiland Holdings GP, LP (the "Partnership")
  Registration Statement on Form S-1 (File No. 333-134491)

Ladies and Gentlemen:

        As underwriters of the Partnership's proposed public offering of up to 7,000,000 common units, we hereby join the Partnership's request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:30 p.m. (NYT) on September 19, 2006, or as soon thereafter as is practicable.

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Partnership's Preliminary Prospectus dated September 13, 2006, through the date hereof:

  Preliminary Prospectus dated September 13, 2006:

        17,000 copies to prospective Underwriters, institutional investors, dealers and others.

        The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
LEHMAN BROTHERS INC. A.G. EDWARDS & SONS INC. WACHOVIA CAPITAL MARKETS, LLC RAYMOND JAMES & ASSOCIATES, INC. RBC CAPITAL MARKETS CORPORATION SANDERS MORRIS HARRIS INC.
By:	LEHMAN BROTHERS INC.
By:	/s/ ARLENE SALMONSON
Name:	Arlene Salmonson
Title:	Vice President

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LEHMAN BROTHERS